Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

FuelCell Energy, Inc.:

We consent to the use of our report dated January 11, 2018, with respect to the consolidated balance sheets of FuelCell Energy, Inc. and subsidiaries as of October 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended October 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of October 31, 2017, incorporated herein by reference.

/s/ KPMG LLP

Hartford, Connecticut

April 5, 2018